Exhibit 12
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in thousands, except ratio amounts)

	Three Months Ended
	March 31,
	2009	2008
Income (loss) before income taxes	$(2,230)	$136,590
Share of undistributed losses from 50%-or-less-owned affiliates, excluding affiliates with guaranteed debt	623	245
Amortization of capitalized interest	481	432
Interest expense	8,474	10,998
Interest portion of rental expense	2,155	1,882

Earnings	$9,503	$150,147

Interest	$9,337	$11,892
Interest portion of rental expense	2,155	1,822
Interest expense relating to guaranteed debt of 50%-or-less-owned affiliates	—	—

Fixed Charges	$11,492	$13,774

Ratio of Earnings to Fixed Charges	0.83	10.90